UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FOXO Technologies Inc.
(Name of Issuer)

Class A Common stock, par value $0.0001 per share
(Title of Class of Securities)

351471305
(CUSIP Number)

Spencer C Chritopher 7551 SW 67 Avenue Miami, FL 33146 305 726 7931
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 351471305

(1)	Names of reporting persons
Spencer C Christopher
(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
(3)	SEC use only

(4)	Source of funds (see instructions)

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)	Citizenship or place of organization
United States
Number of shares beneficially owned by each reporting person with:

(7)	Sole voting power

(8)	Shared voting power
0 (1)
(9)	Sole dispositive power

(10)	Shared dispositive power
0 (1)

(11)	Aggregate amount beneficially owned by each reporting person
0 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13)	Percent of class represented by amount in Row (11)
0 (1)
(14)	Type of reporting person (see instructions)
IN

(1)	Gives no effect to shares which may be issued to Kr8 ai Inc., of which the Reporting Person is an officer, director and shareholder as consideration for rights granted and services to be rendered pursuant to the Master Software and Services Agreement between Kr8 ai Inc. and the Issuer. The terms of the Master Software and Services Agreement provide for the issuance of additional shares to Kr8 ai Inc. on terms and conditions set forth therein.

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 to the Statement of Beneficial Ownership filed on January 19, 2024 (the “Statement”), relates to the Class A common stock of FOXO Technologies Inc. (“Issuer”) and is being filed to reflect the fact that on July 22, 2024, in a private transaction, KR8 ai Inc. transferred 1,300,000 shares of the Class A common stock of the Issuer.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This statement is being filed by Spencer C Christopher referred to as “Reporting Person.”

(b)	The address of the Reporting Person is 7551 SW 67 Avenue, Miami, Florida 33146.

(c)	The Reporting Person is engaged as Chief Technology Officer of Kr8 ai inc., which maintains an address at 1037 N Laurel Avenue, West Hollywood, California 90046.

(d)	During the past 5 years, the Reporting Person has not been convicted in a criminal proceeding.

(e)	During the past 5 years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	See rows (11) and (13) of the cover page to this Statement for the aggregate number of shares of Class A common stock and percentage of Class A common stock of the Issuer owned by the Reporting Person.

(b)	Not applicable.

(c)	During the past sixty days, except for shares sold by Kr8 ai Inc., the Reporting Person has not effected any transactions in the Issuer’s Common Stock.

(d)	To the best knowledge of the Reporting Person, except as to the securities owned by Kr8 ai Inc., no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable, except for such issuances of securities of the Issuer that may be made pursuant to the Master Software and Services Agreement between Kr8 ai Inc. and the Issuer. Reference is made to the Report on Form 8-K filed by the Issuer on January 19, 2024, for the terms and conditions of the Master Software and Services Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	July 23, 2024

Signature	/s/ Spencer C Christopher
Name/Title:	Spencer C Christopher

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